parmalat

RECEIVED

2007 JAN 17 A 11:

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commis
100 F Street, NE
Washington, D.C. 20549

07020389

Collecchio, January 3, 2007

SUPPL

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

Enclosures

parmalat

BNL
Gruppo BNP PARIBAS

PRESS RELEASE

Settlement agreement between Parmalat and other Group companies and BNL and Ifitalia

Parmalat S.p.A and BNL communicate that today the cases involving revocatory and damages actions filed by Parmalat and by other Group companies against BNL and Ifitalia have been settled, as have the objections filed in bankruptcy court by Ifitalia.

BNL, also acting on behalf of Ifitalia, has committed to pay to Parmalat, 1) the amount of €103 million in settlement of revocatory actions plus 2) the amount of €9 million in settlement of damages claims, together amounting to a total of €112 million.

Further, BNL and Ifitalia have undertaken to forego the right to file claims with the Parmalat case bankruptcy court for a value equivalent to that returned in settlement of the revocatory actions, and have also agreed to renounce to the objections previously filed by Ifitalia in relation to Parmalat's list of creditors.

Following the settlement Parmalat and BNL/Ifitalia have undertaken to withdraw all the pending actions.

BNL, Ifitalia and Parmalat express their satisfaction at the settlement which will set in place the conditions for a fruitful future relationship.

Milano, 29 December, 2006

Parmalat S.p.A.
Contatti societari:
e-mail: affari.societari@parmalat.net

BNL S.p.A.
Contatti:
Servizio Media Relations
Francesco Chiurco
Tel. +39 06 47027209 –15
press.bnl@bnlmail.com

parmalat

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 374,185 euros to 1,641,527,456 euros from 1,641,153,271 euros. The share capital increase is due to the assignation of 180,328 shares and the conversion of warrants for 193,857 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 49,520,150 shares representing approximately 3.0% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 16,852,397 or 1.0% of the share capital, registered in the name of individually identified commercial creditors, are still deposited in the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 16,930,986 shares as at 23 November, 2006);
- 32,667,753 or 2,0% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - -120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - -32,547,753 or 2.0% of the share capital that pertain to currently undisclosed creditors (compared with 33,187,109 shares as at 23 November, 2006).

Collecchio (Pr), 21 December, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Centrale del Latte di Roma S.p.A. - Quashed the Decision of the Regional Administraive Court of Lazio ("TAR Lazio")

Parmalat S.p.A. communicates that on December 19, 2006 the Italian State Council ("*Consiglio di Stato*") has, on appeals submitted by the Municipal Administration of the City of Rome and by Parmalat S.p.A., quashed the decision of the *TAR Lazio* and has remanded to the judge of first instance. The case was initiated by Ariete Fattoria Latte Sano S.p.A. after its bid for Centrale del Latte had been rejected.

Reference is made for more details to the press release of November 21, 2006.

Parmalat S.p.A

Collecchio, December 20, 2006

Corporate Contacts
e-mail: affari.societari@parmalat.net